Eaton Corporation Eaton Center Cleveland, Ohio 44114-2584	Direct line: 216-523-4111 Facsimile: 216-479-7122 e-mail: davidoloughlin@eaton.com

November 9, 2007
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Timothy A. Geishecker, Senior Counsel

Re:	Eaton Corporation Definitive 14A Proxy Statement Filed on March 16, 2007; File Number 001-01396
Dear Mr. Geishecker:
As we discussed, Eaton Corporation plans to submit its letter in response to the comment letter from the staff of the Securities and Exchange Commission dated September 26, 2007 with respect to the Company’s definitive proxy statement on Schedule 14A filed March 16, 2007 by the close of business on November 19, 2007.
Please contact me if you have any questions. Thank you.
Very truly yours,
/s/ David M. O’Loughlin
David M. O’Loughlin
Counsel — Corporate